FILE NO. 82-5032

ANDERSON MŌRI

IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME, MINATO-KU

TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000

URL: http://www.andersonmori.com

BEIJING OFFICE

BEIJING FORTUNE BLDG., RM. 709

NO.5, DONG SAN HUAN BEI LU

CHAO YANG QU, BEIJING 100004

PEOPLE'S REPUBLIC OF CHINA

TEL: 86 (10) 6590-9060

FAX: 86 (10) 6590-9062

Writer: Hirohito Akagami

Direct Tel: [81]-[3]-6888-1044

Direct Fax: [81]-[3]-6888-3044

e-mail: hirohito.akagami@andersonmori.com

Our Ref: 5871-A-001

November 4, 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary translation of the notice to shareholders dated November 1, 2004 in connection with interim dividend for the six month period ended September 30, 2004.

dw 11/8

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MORI

By

Hirohito Akagami

HA/SD
Encls.

1. **Summary translation of the notice to shareholders dated November 1, 2004 in connection with interim dividend for the six month period ended September 30, 2004.**

Notice is hereby given that shareholders or beneficial shareholders of record in the register of shareholders or, as the case may be, beneficial shareholders of the Company as of the closing on September 30, 2004 may be entitled to payments of interim dividend.